# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CKX LANDS, INC., CIK 0000352955
CUSIP: 12562N104
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 2417 SHELL BEACH DRIVE, LAKE CHARLES, Louisiana (LA), 70601
Date of event which requires filing of this statement: 11/08/2026
Amends the filing with accession number 0001437749-20-024764
Filed by CIK 0001360802
Persons authorized to receive notices and communications: William Gray Stream, 2417 Shell Beach Drive, Lake Charles, Louisiana (LA), 70601, (337) 433-1055

## Reporting persons
- Stream William Gray (CIK 0001360802): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF), affiliate funds (AF); sole voting power 134,307; shared voting power 77,488; sole dispositive power 134,307; shared dispositive power 77,488; aggregate amount beneficially owned 211,795 (10.3% of the class)
  Comment: Calculated based on 2,053,129 shares outstanding as of November 8, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: CKX LANDS, INC.
Address of issuer's principal executive offices: 2417 SHELL BEACH DRIVE, LAKE CHARLES, Louisiana (LA), 70601
Comment:
This filing relates to the equity securities of CKX Lands, Inc., a Louisiana corporation ("CKX") and is filed by William Gray Stream, the President and a director of CKX. As a director and officer of CKX, Mr. Stream has an active role in the corporate strategy and business decisions of CKX. Mr. Stream beneficially owns (or may be deemed to beneficially own) shares of CKX's common stock as an investment. As a precautionary measure, however, Mr. Stream has elected to file this Statement on Schedule 13D rather than Schedule 13G given Mr. Stream's role as a director and officer of CKX. The election to file on Schedule 13D shall not be deemed an acknowledgment or admission by Mr. Stream that such a statement is required to be filed pursuant to Section 240.13d-1(e) or otherwise, or that Mr. Stream holds securities of CKX with a purpose or effect of changing or influencing the control of CKX, or in connection with or as a participant in any transaction having that purpose or effect. The election to file on Schedule 13D shall not be deemed an acknowledgment or admission by Mr. Stream that he does not continue to be eligible to file a statement on Schedule 13G, pursuant to Section 240.13d-1(c), as a person who, among other things, has not acquired such securities with any purpose of, or with the effect of, changing or influencing the control of CKX, or in connection with or as a participant in any transaction having that purpose or effect. This Amendment No. 3 to Schedule 13D ("Amendment") amends the original Schedule 13D filed on December 3, 2020, as amended by Amendment No. 1 filed on June 24, 2022, and Amendment No. 2 filed on September 13, 2022 (as so amended, "Schedule 13D").

This Amendment affirms Item 1 of Schedule 13D as set forth below:

The class of equity securities to which this statement relates is the common stock, no par value (the "Common Stock"), of CKX Lands, Inc., whose principal executive offices are located at 2417 Shell Beach Drive, Lake Charles, LA 70601.

## Item 2. Identity and Background
Name of person filing:
This Amendment affirms Item 2 of Schedule 13D as set forth below:

This statement is filed on behalf William Gray Stream (the "Reporting Person").
Residence or business address: The Reporting Person's business address is 2417 Shell Beach Drive, Lake Charles, LA 70601.
Present principal occupation or employment: The Reporting Person is principally employed as President of Matilda Stream Management, Inc. ("MSM"), whose address is 2417 Shell Beach Drive, Lake Charles, LA 70601. MSM is the management company for all of the Stream family's business and investing activities, which include interests in land and natural resources, primarily in Louisiana, and primarily comprised of oil and gas interests, timber, agricultural properties, and ranch land.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
This Amendment affirms Item 3 of Schedule 13D as set forth below:

See Item 5.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment amends and supplements Item 4 of Schedule 13D as set forth below:

Investment Agreement

On November 8, 2026, CKX entered into an Investment Agreement (the "Investment Agreement") with Jacobs Private Equity II, LLC, a Delaware limited liability company ("JPE"), and the other investors party thereto (collectively with JPE, the "Investors"), providing for an aggregate investment by the Investors of $1,000,000,000 in cash in CKX (collectively, the "Equity Investment").

Following the closing of the Equity Investment, JPE will be the controlling stockholder of CKX and Bradley S. Jacobs, who controls JPE, will become Chairman and Chief Executive Officer of CKX.

Prior to the closing of the Equity Investment, CKX will convert from a Louisiana corporation into a Delaware corporation pursuant to a plan of domestication (the "conversion") and, following the conversion, will effect a holding company reorganization pursuant to which a newly formed Delaware corporation ("NewCo") will become the parent company of CKX and the publicly traded company, and each outstanding share of Common Stock will be converted into one equivalent share of NewCo common stock (the "holding company reorganization"). NewCo will be the issuer of the Securities (as defined below), and references below to CKX with respect to periods following the holding company reorganization refer to NewCo.

In connection with the conversion, CKX will adopt a certificate of incorporation to, among other things, effect a 4.1744380:1 reverse stock split with respect to the Common Stock. Upon the closing of the Equity Investment and giving effect to the reverse stock split, CKX will issue to the Investors, in the aggregate: (a) 1,000,000 shares of Convertible Perpetual Preferred Stock of CKX (the "Preferred Stock") that, in aggregate, will be convertible into approximately 219 million shares of Common Stock at an initial conversion price of $4.57 per share (equivalent to $1.09 per share pre-split), subject to customary anti-dilution adjustments; and (b) warrants to purchase an additional approximately 219 million shares of Common Stock (the "Warrants" and, together with the Preferred Stock, the "Securities") at initial exercise prices of $4.57 per share (equivalent to $1.09 per share pre-split) with respect to 50% of the Warrants, $6.85 per share (equivalent to $1.64 per share pre-split) with respect to 25% of the Warrants, and $13.70 per share (equivalent to $3.28 per share pre-split) with respect to the remaining 25% of the Warrants, in each case subject to customary anti-dilution adjustments. Following the closing of the Equity Investment, the Investors will own approximately 99.78% of the Common Stock on an as-converted basis (before giving effect to the exercise of the Warrants).

Also pursuant to the Investment Agreement, CKX's stockholders as of the date on which the holding company reorganization becomes effective will be entitled to receive an aggregate cash dividend of $20,800,660, to be paid seven days after such date. The dividend will not be paid unless the Equity Investment is consummated.

The Investment Agreement and the transactions contemplated by the Investment Agreement have been unanimously approved by CKX's board of directors. The Equity Investment, the certificate of incorporation (including the 4.1744380:1 reverse stock split contemplated therein), the plan of domestication (including the conversion and the holding company reorganization) and any equity incentive plan proposed by JPE prior to the mailing of the definitive proxy statement are subject to approval by CKX's stockholders at a stockholders' meeting. The transactions are also subject to the receipt of necessary antitrust approvals and the satisfaction of other customary closing conditions.

Following the closing of the Equity Investment, the board of directors of CKX will be reconstituted such that (a) the number of seats on the board of directors will be as directed by JPE, (b) each of such directors (including Mr. Jacobs) will be individuals designated by JPE, (c) each standing committee of the board of directors of CKX will be reconstituted in a manner designated by JPE and (d) Mr. Jacobs will be appointed as the Chairman of the board of directors of CKX and Chief Executive Officer of CKX.

The foregoing description of the Investment Agreement does not purport to be complete and is subject to, and qualified by, the full text of the Investment Agreement and the Exhibits thereto, a copy of which is filed as Exhibit 99.1 hereto and incorporated herein by reference.

Voting and Support Agreement

On November 8, 2026, concurrently with the execution and delivery of the Investment Agreement, the Reporting Person entered into a Voting and Support Agreement (the "Voting and Support Agreement") with JPE with respect to the shares of Common Stock beneficially owned by the Reporting Person, pursuant to which the Reporting Person has agreed, among other things, to vote in favor of the approval of the Equity Investment and the other transactions contemplated by the Investment Agreement, the certificate of incorporation and the plan of domestication contemplated by the Investment Agreement, and any equity incentive plan proposed by JPE prior to the mailing of the definitive proxy statement pursuant to the Investment Agreement, and to take, and refrain from taking, certain other actions in connection with the transactions, including not to transfer his shares of Common Stock, subject to certain exceptions, in each case, on the terms set forth in the Voting and Support Agreement. The Voting and Support Agreement will terminate upon the earliest of the receipt of the required stockholder approvals, the termination of the Investment Agreement and certain other specified events.

The foregoing description of the Voting and Support Agreement does not purport to be complete and is subject to, and qualified by, the full text thereof, a copy of which is filed as Exhibit 99.2 hereto and incorporated herein by reference.

Except as set forth in this Item 4 and in the Investment Agreement (including the exhibits thereto) and the Voting and Support Agreement, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Amendment amends and restates Item 5 of Schedule 13D in its entirety as set forth below:

The Reporting Person may be deemed to be the beneficial owner of 211,795 shares of Common Stock, representing approximately 10.3% of the shares of Common Stock outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose:
The 211,795 shares of Common Stock that the Reporting Person may be deemed to beneficially own are held as follows:

- The Reporting Person directly beneficially owns 64,940 shares of Common Stock that he holds in his name. He has the sole power to vote or direct the vote and to dispose or direct the disposition of these 64,940 shares.

- 67,317 shares are beneficially owned by Sierra Pelican, L.L.C., a Louisiana limited liability company ("SP"), of which the Reporting Person is the sole manager and a member. The Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of SP's shares of Common Stock. The Reporting Person disclaims beneficial ownership of the 67,317 shares held by SP, except to the extent of his pecuniary interest therein.

- 2,050 shares are beneficially owned by the estate of Matilda Gray Stream. The Reporting Person has the power to vote or direct the vote and to dispose or direct the disposition of the estate's 2,050 shares. The Reporting Person disclaims beneficial ownership of the estate's 2,050 shares, except to the extent of his pecuniary interest therein, if any.

- 34,000 shares are beneficially owned by Stream Family Limited Partnership, a Texas limited partnership ("SFLP"), of which the Reporting Person is a limited partner. MSM is the general partner of SFLP. The Reporting Person is the President and a shareholder of MSM and shares the power to vote or direct the vote and to dispose or direct the disposition of SFLP's shares of Common Stock with Harold H. Stream, III, MSM's Chief Executive Officer, and Bruce Kirkpatrick, MSM's Chief Financial Officer. The Reporting Person disclaims beneficial ownership of the 34,000 shares held by SFLP, except to the extent of his pecuniary interest therein.

- 35,644 shares are beneficially owned by Stream Family Trust, L.L.C., a Louisiana limited liability company ("SFT"). Harold H. Stream, III is the sole manager of SFT, and shares the power to vote or direct the vote and to dispose or direct the disposition of SFT's shares of Common Stock with the Reporting Person and Bruce Kirkpatrick, each of whom are authorized officers of SFT. The Reporting Person disclaims beneficial ownership of the 35,644 shares held by SFT.

- 7,844 shares are beneficially owned by Stream Investment Holdings II, L.L.C., a Louisiana limited liability company ("SIH II"). SFLP owns 99.95% of SIH II. Harold H. Stream, III is the sole manager SIH II, and shares the power to vote or direct the vote and to dispose or direct the disposition of SIH II's shares of Common Stock with the Reporting Person, who is authorized to make voting and dispositive decisions over the shares. The Reporting Person disclaims beneficial ownership of the 7,844 shares held by SIH II, except to the extent of his pecuniary interest therein.

All of the shares of Common Stock described above are held for investment purposes. The Reporting Person purchased the shares held in his name with personal funds, and SP, SFLP, SFT and SIH II purchased their shares with their respective working capital. The Reporting Person is not aware of the circumstances surrounding Mrs. Stream's acquisition of the shares held by her estate, all of which she originally acquired in 1930 and 1931 when she was a minor child.

The business address of each of Harold H. Stream, III and Bruce Kirkpatrick is 2417 Shell Beach Drive, Lake Charles, LA 70601, and each of them is a citizen of the United States. Harold H. Stream, III is principally employed as Chief Executive Officer of MSM, and Bruce Kirkpatrick is principally employed as Chief Financial Officer of MSM. During the last five years, neither Harold H. Stream, III nor Bruce Kirkpatrick has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Transactions in the class effected during the past sixty days: Except for the execution and delivery of the Voting and Support Agreement, the Reporting Person has not effected any transaction in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: The estate of Matilda Gray Stream has the right to receive, and the Reporting Person has the power to direct the receipt of dividends from, or proceeds from the sale of, the estate's 2,050 shares of Common Stock. SP, SFLP, SFT and SIH II have the right to receive dividends and proceeds from the sale of the shares of Common Stock beneficially held by each of them. The Reporting Person, Harold H. Stream, III and Bruce Kirkpatrick have the power to direct the receipt of dividends or proceeds from the sale of the shares of Common Stock beneficially owned by SFLP and SFT, and the Reporting Person and Harold H. Stream, III have the power to direct the receipt of dividends or proceeds from the sale of shares of Common Stock beneficially owned by SIH II.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
This Amendment amends and supplements Item 6 of Schedule 13D as set forth below:

Reference is made to the Voting and Support Agreement defined and described in Item 4, which description is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
This Amendment amends Item 7 of Schedule 13D to add the following exhibits:

99.1 Investment Agreement, dated November 8, 2026, by and among CKX Lands, Inc., Jacobs Private Equity II, LLC and the other investors party thereto (incorporated by reference to Exhibit 2.1 to CKX's Current Report on Form 8-K filed with the SEC on November 10, 2026).
https://www.sec.gov/Archives/edgar/data/352955/000143774926035972/ex_1040939.htm

99.2 Voting and Support Agreement, dated November 8, 2026, by and between Jacobs Private Equity II, LLC and William Gray Stream (incorporated by reference to Exhibit 10.1 to CKX's Current Report on Form 8-K filed with the SEC on November 10, 2026).
https://www.sec.gov/Archives/edgar/data/352955/000143774926035972/ex_1040940.htm

## Signatures
- Stream William Gray: /s/ William Gray Stream, William Gray Stream (11/13/2026)